Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact: Lori Steiner or William Cornely at (614) 356-5524

DOMINION HOMES ANNOUNCES THAT SHARES WILL BE DELISTED FROM

NASDAQ GLOBAL MARKET ON MARCH 31, 2008

DUBLIN, Ohio – March 21, 2008 – Dominion Homes, Inc. (NASDAQ: DHOM) today announced that on March 20, 2008 the Company received a Nasdaq Staff Determination (the “Staff Determination Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Nasdaq Staff had on December 17, 2007 notified the Company that the Company’s common stock had not maintained a minimum market value of publicly held shares of $5,000,000 over the previous 30 consecutive trading days as required for continued inclusion by Marketplace Rule 4450(a)(2) (the “Rule”) and in accordance with Marketplace Rule 4450(e)(1), the Company was provided 90 calendar days, until March 17, 2008, to regain compliance with the Rule.

The Staff Determination Letter states that the Company has not regained compliance in accordance with Marketplace Rule 4450(e)(1) and that, as a result trading of the Company’s common stock will be suspended at the opening of business on March 31, 2008, unless the Company requests a hearing before a Nasdaq Listing Qualifications Panel (the “Nasdaq Listing Panel”). The Company does not presently intend to request such a hearing. Following delisting the Company believes its common shares will be eligible for quotation through the OTC Bulletin Board quotation service. The Company cannot, however, provide assurance that its common shares will be quoted on the OTC Bulletin Board, or in any other market or quotation service, following the delisting from the Nasdaq Global Market.

On March 7, 2008, the Company filed its annual report on Form 10-K with the Securities and Exchange Commission which included an audit report by the Company’s independent registered public accounting firm containing a going concern qualification. The Staff Determination Letter states that the Company has not complied with Marketplace Rule 4350(b)(1)(B), which requires any NASDAQ listed issuer that receives an audit opinion that contains a going concern qualification to make a public announcement to that effect through the news media no later than seven calendar days following the filing of such audit opinion, which serves as an additional basis for delisting the Company’s common stock from The Nasdaq Global Market. This release includes the additional public announcement required by Market Place Rule 4350(b)(1)(B).

On January 18, 2008 the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to be acquired by a buyout group consisting of companies affiliated with Angelo Gordon & Co., L.P. and Silver Point Capital L.P. and the Company’s largest shareholder BRC Properties, Inc. Under the terms of the Merger Agreement the Company’s shareholders (other than the buyout group) will receive $0.65 in cash for each Company common share. The transaction is expected to close in the first half of 2008 and it is subject to receipt of shareholder approval and satisfaction of customary closing conditions. Upon completion of the merger, the Company will cease to be a publicly traded company.

Additional Information and Where to Find It

In connection with the proposed merger and required shareholder approval, the Company will file with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement and a definitive proxy statement. The definitive proxy statement will be mailed to the shareholders of the Company. THE COMPANY’S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE MERGER AGREEMENT. When these documents become available, the Company’s shareholders may obtain free copies of them and other documents filed with the SEC at the SEC’s web site at http://www.sec.gov. In addition, the Company’s shareholders may also obtain copies of the documents filed by the Company with the SEC by directing a request by mail or telephone to Dominion Homes, Inc., Attn.: Secretary, 4900 Tuttle Crossing Boulevard, Dublin, OH 43016, telephone: (614) 356-5000, or by going to the Company’s Investors page on its corporate web site at http://www.dominionhomes.com.

Participants in the Solicitation

The Company and its officers and directors may be deemed to be participants in the solicitation of proxies from the Company’s shareholders with respect to the merger. Shareholders may obtain more detailed information regarding the direct and indirect interests of the Company and its respective executive officers and directors in the merger, which may be different than those of the Company’s shareholders generally, by reading the preliminary and definitive proxy statements regarding the merger, when filed with the SEC.

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Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, the successful completion of the proposed merger of the Company that would result in the Company going private, lenders’ exercisability of remedies under the Credit Agreement in the event the merger agreement is terminated or not completed by June 30, 2008, availability and affordability of mortgage financing for home buyers adversely affected by tighter lending standards and the recent volatility and disruptions in the secondary markets particularly with respect to sub-prime and other alternative forms of mortgage financing, changes in national or local economic conditions, changes in the local or national homebuilding industry, changes in federal lending programs, fluctuations in interest rates, increases in raw materials and labor costs, levels of competition and other factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.